SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 26 March 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





Press Release

26th March 2003

                              ICS Building Society

             Summary Results For the Year Ended 31st December 2002

                    53.5% increase in new mortgages for ICS



                                   2002           2001           %

                                   EURm             EURm
 Surplus Before Tax                65.099         56.303         +15.6
 Surplus After Tax                 54.976         45.605         +20.5
 New Advances                      931.2          606.8          +53.5
 Mortgage Balances                 2,702          2,084          +29.6
 Deposits                          2,484          2,239.0        +10.9
 Cost to Income Ratio              28.1%          30.8%          -2.7
 Total Assets                      3,588.6        2,793.7        +28.5

ICS Building Society, part of Bank of Ireland Group, today reported an increase of 15.6% to EUR65.1 million in its surplus before tax for the year ended 31st December 2002.


        Bank of Ireland Group increases its lead in Irish Mortgage Market with new mortgage growth of 43%

ICS's results have contributed to Bank of Ireland Group being the market leader in new mortgages in Ireland during 2002 with an estimated market share of 26.5%. The Group's market share has grown by more than 7% in the past six years based on superior products and customer service, an advice based approach to mortgage sales and keen pricing.

Mr. Joe Larkin, ICS Managing Director, said:


    "The ICS performance in the Irish mortgage market is particularly noteworthy when judged against the competitive environment that currently prevails. Mortgage repayments per thousand borrowed in Ireland are the lowest in about 50 years and consumers have extensive choices between fixed, variable and tracker products. Our focus on providing a superior level of service to customers through the broker, Mortgage Store and Internet channels coupled with a prudent lending policy have remained central to our success. The results are evident in the volumes of business we are transacting, much of which comes from customers of competitor financial institutions."

The principal features of the 2002 results are:


  - New mortgage advances up 53.5% to EUR931m, which is ahead of market growth.

  - Mortgage Book up 29.6% to EUR2,702m.

  - Net mortgage lending up 55% to EUR618m.

  - Deposit book up 10.9% to 2,484m.

  - Net interest income up 9.2% to EUR66.4m.

  - Fees and commission receivable up 18.2% to EUR31.7m


    (Primarily driven by the growth in fee income from processing and servicing record volumes of mortgages on behalf of Bank of Ireland Group.)


  - Mortgage margins stable.

  - Liquidity ratio 27%.

  - Cost/income ratio down 2.7% to 28.1%

  - Arrears as a percentage of the mortgage book down 3 basis points to 0.16%



ICS's retail chain, The Mortgage Stores, recorded an excellent year achieving growth ahead of the market. ICS plans to open a new Mortgage Store shortly in ICS's Head Office at New Century House, in the IFSC.

Referring to the environment influencing the mortgage market in the year ahead, Mr Larkin said:


    "While there has been some moderation in house price inflation, I expect the mortgage market to remain strong. ICS is well placed to continue to grow strongly. 2002 was a good year for us and for our mortgage customers. In conjunction with our parent, Bank of Ireland, during the course of 2002 we helped more people to own their own homes than any other mortgage provider and we look forward to 2003 with confidence".


                                      ENDS

FOR FURTHER INFORMATION:

Joe Larkin, Managing Director, ICS Building Society

(Available 2.30 p.m. - 5.30 p.m. today, 26th March 2002.)      Tel:(01) 6113527

Or David Holden, Head of Group Corporate Communications, Bank of Ireland

Tel: (01) 6043833

Or Fiona Ross, Head of Group Investor Relations, Bank of Ireland

Tel:(01) 6043501



                              ICS Building Society

                            Summary of Results 2002

                              Financial Highlights



                                                     2002              2001

                                                      EUR               EUR
Surplus Before Tax                                   65.1m             56.3m
Surplus After Tax                                    55.0m             45.6m
Cost Income Ratio                                    28.1%             30.8%
New Advances                                         931m              607m
Estimated Market Share                               8.3%              7.8%
Mortgage Balances                                  2,702m            2,084m
Net Mortgage Lending                                 618m              399m
Total Assets                                       3,589m            2,794m
Deposit Balances                                   2,484m            2,239m
Net Interest Income                                 66.4m             60.8m
Fees and Commissions Receivable                     31.7m             26.8m
Fees and Commissions Payable                         6.8m              5.1m
Operating Expenses                                  21.9m             21.7m



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 26 March 2003